

Mail Stop 3720

November 10, 2009

Carl Kukkonen
Chief Executive Officer
VIASPACE Green Energy Inc.
2012 Business Center Dr., Suite 130
Irvine, CA 92612

> **Re: VIASPACE Green Energy Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed November 3, 2009**
> **File No. 333-159717**

Dear Mr. Kukkonen:

We have reviewed the above filing and your response letter dated November 3, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the Amendment No. 4 to Form S-1.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate History, page 7

1. We note your response to comment three from our letter dated October 21, 2009. Please revise your disclosure to address why Mr. Chang will transfer the remaining 30% of IPA BVI to the company in the event the second closing doesn't occur and the closing conditions to your parent company and your obligations to close are satisfied or waived, regardless of whether the closing conditions to Chang's obligations to close are satisfied. In addition, please include a risk factor addressing the possibility that if the second closing does not occur, you may not receive the remaining 30% interest in IPA BVI and what effect this could have on the rights of investors in the company.

2. We note the significant amount of time that has elapsed since the date of your first closing and that the purchase price has been accruing substantial interest since that date. Please expand your disclosure to quantify the amount owed to Mr. Chang as of a recent date.

Financial Statements
Viaspace Green Energy Inc, page 61

3. We refer to your responses to comments seven and eight from our letter dated October 21, 2009. It appears that there was a change in control of IPA China and therefore the transaction between IPA China and the company and its parent should be accounted for as a business combination with the company and parent as the acquirer. Please revise the filing to present the financial statements of the company using purchase accounting as of the date of the acquisition, including an allocation of the entire $16 million purchase price.

4. Please also revise the filing to include audited historical financial statements of IPA China for periods prior to the acquisition date.

Age of Financial Statements

5. Update the financial statements and other financial information in the filing to include the interim period ended September 30, 2009. Please refer to the guidance in Rule 8-08 of Regulation S-X.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director

Cc: Ryan S. Hong, Esq.
    (via facsimile)